Exhibit 99.1

JOYY Reports First Quarter 2022 Unaudited Financial Results

Singapore, June 1, 2022 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”, formerly known as YY Inc.), a global video-based social media company, today announced its unaudited financial results for the first quarter of 2022.

First Quarter 2022 Financial Highlights1

●     Net revenues were US$623.8 million, compared to US$643.1 million in the corresponding period of 2021.

●     Net loss from continuing operations attributable to controlling interest of JOYY2 was US$27.5 million, compared to net loss of US$87.3 million in the corresponding period of 2021, primarily as a result of BIGO turning profits since the second quarter of 2021.

●     Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY3 was US$20.9 million, compared to non-GAAP net loss of US$24.1 million in the corresponding period of 2021, primarily as a result of improved gross margin, disciplined marketing spending and enhanced operating efficiency at the group level.

First Quarter 2022 Operational Highlights

●     Average mobile MAUs of Bigo Live increased by 8.8% to 31.7 million from 29.1 million in the corresponding period of 2021.

●     Average mobile MAUs of Likee decreased by 46.3% to 61.8 million from 115.0 million in the corresponding period of 2021, primarily due to reduced spending on user acquisition via advertisement.

●     Average mobile MAUs of Hago decreased by 28.8% to 9.3 million from 13.1 million in the corresponding period of 2021, primarily due to reduced spending on user acquisition via advertisement.

●     Global average mobile MAUs4 decreased by 19.2% to 274.7 million from 339.9 million in the corresponding period of 2021, primarily due to the decrease in average mobile MAUs of Likee and Hago.

●     Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 decreased by 13.0% to 1.45 million from 1.67 million in the corresponding period of 2021.

●     Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)6 increased to US$305.7 from US$290.7 in the corresponding period of 2021.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “Despite the macroeconomic uncertainties and challenges, our diversified global product matrix and continuous operating efficiency improvements have provided our global business extra resilience. We achieved steady improvement in both our GAAP and non-GAAP profitability, when compared with prior year periods, and booked US$59.2 million of positive net cash from operating activities. In addition, we continued to enhance returns to shareholders through share repurchases. As of March 31, 2022, we have repurchased a cumulative US$315.8 million of our shares under our share repurchase plans, reflecting our confidence in the company’s long-term growth and profitability. Looking forward, we remain confident in the mid to long-term growth potentials of the global social entertainment market. We will continue to execute our globalization strategy, prioritize the cultivation of our content and social ecosystems, and maintain a healthy and abundant cash flow while seizing emerging business opportunities along the way. We remain committed to delivering long-term value for our shareholders.”

First Quarter 2022 Financial Results

NET REVENUES

Net revenues were US$623.8 million in the first quarter of 2022, compared to US$643.1 million in the corresponding period of 2021.

Live streaming revenues were US$590.1 million in the first quarter of 2022, compared to US$614.1 million in the corresponding period of 2021. Live streaming revenues were higher in 2021 due to higher demand for online entertainment services during the pandemic period in 2021 and unfavorable exchange rate fluctuations in the first quarter of 2022 as several foreign currencies weakened against U.S. dollars in which the Company reports its results of operations.

Other revenues increased by 16.3% to US$33.7 million in the first quarter of 2022 from US$29.0 million in the corresponding period of 2021.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 4.6% to US$422.6 million in the first quarter of 2022 from US$442.9 million in the corresponding period of 2021. Revenue-sharing fees and content costs were US$279.9 million in the first quarter of 2022, compared to US$282.0 million in the corresponding period of 2021. Bandwidth costs decreased to US$20.9 million in the first quarter of 2022 from US$29.5 million in the corresponding period of 2021, primarily due to the improvement in bandwidth usage efficiency by the Company, partially offset by the increased bandwidth usage as a result of continued MAUs expansion of Bigo Live.

Gross profit increased by 0.5% to US$201.2 million in the first quarter of 2022 from US$200.2 million in the corresponding period of 2021. Gross margin improved to 32.2% in the first quarter of 2022 from 31.1% in the corresponding period of 2021.

OPERATING EXPENSES AND INCOME

Operating expenses decreased by 28.1% to US$200.6 million in the first quarter of 2022 from US$279.0 million in the corresponding period of 2021. Among the operating expenses, sales and marketing expenses decreased to US$104.4 million in the first quarter of 2022 from US$137.4 million in the corresponding period of 2021, primarily due to the Company’s reduced spending on user acquisition via advertisement for Likee and Hago.

Operating income was US$6.3 million in the first quarter of 2022, compared to operating loss of US$73.0 million in the corresponding period of 2021. Operating income margin was 1.0% in the first quarter of 2022, compared to operating loss margin of 11.4% in the corresponding period of 2021, primarily as a result of BIGO turning profits since the second quarter of 2021.

Non-GAAP operating income7 was US$33.3 million in the first quarter of 2022, compared to non-GAAP operating loss of US$29.7 million in the corresponding period of 2021. Non-GAAP operating income margin8 was 5.3% in the first quarter of 2022, compared to non-GAAP operating loss margin of 4.6% in the corresponding period of 2021.

NET LOSS

Net loss from continuing operations attributable to controlling interest of JOYY was US$27.5 million in the first quarter of 2022, compared to net loss of US$87.3 million in the corresponding period of 2021. Net loss margin was 4.4% in the first quarter of 2022, compared to net loss margin of 13.6% in the corresponding period of 2021.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$20.9 million in the first quarter of 2022, compared to non-GAAP net loss of US$24.1 million in the corresponding period of 2021. Non-GAAP net income margin9 was 3.3% in the first quarter of 2022, compared to non-GAAP net loss margin of 3.7% in the corresponding period of 2021.

NET LOSS PER ADS

Diluted net loss from continuing operations per ADS10 was US$0.41 in the first quarter of 2022, compared to US$1.13 in the corresponding period of 2021.

Non-GAAP diluted net income from continuing operations per ADS11 was US$0.28 in the first quarter of 2022, compared to diluted net loss of US$0.30 in the corresponding period of 2021.

BALANCE SHEET AND CASH FLOWS

As of March 31, 2022, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$4,478.9 million. For the first quarter of 2022, net cash from operating activities was US$59.2 million.

SHARES OUTSTANDING

As of March 31, 2022, the Company had a total of 1,433.3 million common shares, or the equivalent of 71.7 million ADSs, outstanding.

Business Outlook

For the second quarter of 2022, the Company expects net revenues to be between US$579 million and US$600 million. This forecast considers the potential impact of the COVID-19 pandemic and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to changes, particularly as to the potential impact of the COVID-19 on the global economy and users’ paying capabilities.

Quarterly Dividend

On August 11, 2020, the Company’s board of directors approved a quarterly dividend policy for the next three years commencing in the fourth quarter of 2020. On November 16, 2020, the Company’s board of directors announced an additional quarterly dividend policy. Based on these two dividend policies, the board of directors has accordingly declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the first quarter of 2022, which is expected to be paid on July 6, 2022 to shareholders of record as of the close of business on June 23, 2022. The ex-dividend date will be June 22, 2022. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

Share Repurchase Program

In September 2021, the Company announced that its board of directors has authorized a new share repurchase plan under which the Company may repurchase up to US$200 million of its shares between September 2021 and September 2022. In November 2021, the Company announced that its board of directors has authorized an additional share repurchase plan under which the Company may repurchase up to US$1 billion of its shares between November 2021 and November 2022. As of March 31, 2022, the Company had repurchased approximately US$315.8 million of its shares pursuant to those plans.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Tuesday, May 31, 2022 (9:00 AM Singapore/Hong Kong Time on Wednesday, June 1, 2022). Details for the conference call are as follows:

Event Title:	JOYY Inc. First Quarter 2022 Earnings Conference Call
Conference ID:	#2947279

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/2947279

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.joyy.com.

The replay will be accessible through June 8, 2022, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#2947279

About JOYY Inc.

JOYY is a leading global social media company that enables users to interact with each other in real time through online live media. On a mission to connect people and enrich their lives through video, JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, and instant messaging product and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY, non-GAAP net (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments(refers to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income (loss) from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1    On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

For the avoidance of confusion, the continuing operations for the three months ended March 31, 2021, December 31, 2021 and March 31, 2022 as presented in this press release primarily consisted of BIGO, excluding Huya and YY Live.

2    Net income (loss) from continuing operations attributable to controlling interest of JOYY, is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3    Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net loss from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$48.4 million and US$63.2 million in the first quarter of 2022 and 2021, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

4    Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5    The paying users are calculated by number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6    Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for our live streaming services on these platforms for that period.

7    Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

8    Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

9    Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

10    ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11    Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2021	March 31, 2022
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,837,185	1,408,890
Restricted cash and cash equivalents	297,022	296,789
Short-term deposits	1,604,198	2,064,185
Restricted short-term deposits	285	37,074
Short-term investments	946,543	671,965
Accounts receivable, net	114,372	119,197
Amounts due from related parties	56,984	84,217
Prepayments and other current assets(1)	213,733	212,814

Total current assets	5,070,322	4,895,131

Non-current assets
Investments	1,022,455	1,096,588
Property and equipment, net	365,392	352,750
Land use rights, net	370,052	369,370
Intangible assets, net	312,082	299,559
Right-of-use assets, net	16,565	12,890
Goodwill	1,958,263	1,958,713
Other non-current assets	4,881	5,956

Total non-current assets	4,049,690	4,095,826

Total assets	9,120,012	8,990,957

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	18,011	19,112
Deferred revenue	60,910	61,159
Advances from customers	3,426	2,498
Income taxes payable	65,738	69,115
Accrued liabilities and other current liabilities(1)	2,345,838	2,333,315
Amounts due to related parties	6,931	7,249
Lease liabilities due within one year	11,041	8,401

Total current liabilities	2,511,895	2,500,849

Non-current liabilities
Convertible bonds	924,077	893,177
Lease liabilities	5,734	4,139
Deferred revenue	6,422	7,160
Deferred tax liabilities	36,214	30,352
Other non-current liabilities	7,372	13,081

Total non-current liabilities	979,819	947,909

Total liabilities	3,491,714	3,448,758

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31 2021	March 31 2022
	US$	US$

Mezzanine equity	65,833	67,083

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 1,146,336,305 shares outstanding as of December 31, 2021; 1,317,840,464 shares issued and 1,106,741,818 shares outstanding as of March 31, 2022, respectively)	13	13
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2021 and March 31, 2022, respectively)	3	3
Treasury Shares (US$0.00001 par value; 171,504,159 and 211,098,646 shares held as of December 31, 2021 and March 31, 2022, respectively)	(526,724)	(603,949)
Additional paid-in capital	3,246,523	3,259,099
Statutory reserves	26,804	26,804
Retained earnings	2,712,534	2,683,843
Accumulated other comprehensive income	69,175	79,325

Total JOYY Inc.’s shareholders’ equity	5,528,328	5,445,138

Non-controlling interests	34,137	29,978

Total shareholders’ equity	5,562,465	5,475,116

Total liabilities, mezzanine equity and shareholders’ equity	9,120,012	8,990,957

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The considerations received by the Company so far were recorded as advance payments received within accrued liabilities and other current liabilities.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	US$	US$	US$

Net revenues
Live streaming(1)	614,133	620,868	590,099
Others	28,950	42,841	33,681

Total net revenues	643,083	663,709	623,780

Cost of revenues(2)	(442,930)	(440,187)	(422,624)

Gross profit	200,153	223,522	201,156

Operating expenses(2)
Research and development expenses	(87,005)	(29,306)	(64,098)
Sales and marketing expenses	(137,404)	(112,577)	(104,367)
General and administrative expenses	(54,600)	(26,343)	(32,095)

Total operating expenses	(279,009)	(168,226)	(200,560)

Other income	5,818	5,277	5,741

Operating (loss) income	(73,038)	60,573	6,337

Interest expenses	(4,158)	(3,265)	(3,069)
Interest income and investment income	22,010	21,272	18,219
Foreign currency exchange losses, net	(1,509)	(2,183)	(3,364)
Gain (loss) on disposal and deemed disposal of investments	4,343	(2,073)	1,918
(Loss) gain on fair value change of investments	(15,151)	13,106	(20,132)
(Loss) gain on extinguishment of debt and derivative	(383)	4,024	2,115

(Loss) income before income tax expenses	(67,886)	91,454	2,024

Income tax (expenses) benefits	(15,749)	(3,081)	805

(Loss) income before share of loss in equity method investments, net of income taxes	(83,635)	88,373	2,829

Share of loss in equity method investments, net of income taxes	(5,451)	(20,288)	(35,689)

Net (loss) income from continuing operations	(89,086)	68,085	(32,860)

Net income from discontinued operations	35,567	-	-

Net (loss) income	(53,519)	68,085	(32,860)

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	1,787	5,161	5,383

Net (loss) income attributable to controlling interest of JOYY Inc.	(51,732)	73,246	(27,477)

Including:
Net (loss) income from continuing operations attributable to controlling interest of JOYY Inc.	(87,299)	73,246	(27,477)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	35,567	-	-

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,391)	(1,250)	(1,250)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	(1,000)	(1,000)

Net (loss) income attributable to common shareholders of JOYY Inc.	(54,123)	70,996	(29,727)

Including:
Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(89,690)	70,996	(29,727)
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	35,567	-	-

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	US$	US$	US$

Net (loss) income per ADS
—Basic	(0.68)	0.92	(0.41)
Continuing operations	(1.13)	0.92	(0.41)
Discontinued operations	0.45	-	-
—Diluted	(0.68)	0.85	(0.41)
Continuing operations	(1.13)	0.85	(0.41)
Discontinued operations	0.45	-	-

Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	79,202,606	76,863,050	72,881,330
—Diluted	79,202,606	87,843,898	72,881,330

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	US$	US$	US$

PRC	111,560	120,683	134,130
Non-PRC	502,573	500,185	455,969

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	US$	US$	US$

Cost of revenues	1,488	1,972	4,545
Research and development expenses	5,002	5,811	6,410
Sales and marketing expenses	449	283	251
General and administrative expenses	16,119	2,460	3,330

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	US$	US$	US$

Operating (loss) income	(73,038)	60,573	6,337
Share-based compensation expenses	23,058	10,526	14,536
Amortization of intangible assets from business acquisitions	20,303	12,401	12,409

Non-GAAP operating (loss) income	(29,677)	83,500	33,282

Net (loss) income from continuing operations	(89,086)	68,085	(32,860)
Share-based compensation expenses	23,058	10,526	14,536
Amortization of intangible assets from business acquisitions	20,303	12,401	12,409
(Gain) loss on disposal and deemed disposal of investments	(4,343)	2,073	(1,918)
Loss (gain) on fair value change of investments	15,151	(13,106)	20,132
Reconciling items on the share of equity method investments	7,364	13,313	11,143
Loss (gain) on extinguishment of debt and derivative	383	(4,024)	(2,115)
Interest expenses related to the convertible bonds’ amortization to face value	694	616	629
Income tax effects on non-GAAP adjustments	593	3,496	(4,518)

Non-GAAP net (loss) income from continuing operations	(25,883)	93,380	17,438

Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(89,690)	70,996	(29,727)
Share-based compensation expenses	23,058	10,526	14,536
Amortization of intangible assets from business acquisitions	20,303	12,401	12,409
(Gain) loss on disposal and deemed disposal of investments	(4,343)	2,073	(1,918)
Loss (gain) on fair value change of investments	15,151	(13,106)	20,132
Reconciling items on the share of equity method investments	7,364	13,313	11,143
Loss (gain) on extinguishment of debt and derivative	383	(4,024)	(2,115)
Interest expenses related to the convertible bonds’ amortization to face value	694	616	629
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,391	2,250	2,250
Income tax effects on non-GAAP adjustments	593	3,496	(4,518)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	33	(267)	(1,930)

Non-GAAP net (loss) income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	(24,063)	98,274	20,891

Non-GAAP net (loss) income from continuing operations per ADS
—Basic	(0.30)	1.28	0.29
—Diluted	(0.30)	1.15	0.28
Weighted average number of ADS used in calculating Non-GAAP net (loss) income from continuing operations per ADS
—Basic	79,202,606	76,863,050	72,881,330
—Diluted	79,202,606	87,843,898	83,897,416

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2022

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	513,154	76,945	-	590,099
Others	21,429	12,283	(31)	33,681

Total net revenues	534,583	89,228	(31)	623,780

Cost of revenues(2)	(350,563)	(72,092)	31	(422,624)

Gross profit	184,020	17,136	-	201,156
Operating expenses(2)
Research and development expenses	(46,606)	(17,492)	-	(64,098)
Sales and marketing expenses	(81,937)	(22,430)	-	(104,367)
General and administrative expenses	(14,634)	(17,461)	-	(32,095)

Total operating expenses	(143,177)	(57,383)	-	(200,560)

Other income	4,351	1,390	-	5,741

Operating income (loss)	45,194	(38,857)	-	6,337

Interest expenses	(788)	(3,069)	788	(3,069)
Interest income and investment income	1,003	18,004	(788)	18,219
Foreign currency exchange losses, net	(2,857)	(507)	-	(3,364)
Gain on extinguishment of debt and derivative	-	2,115	-	2,115
Gain on disposal and deemed disposal of investments	-	1,918	-	1,918
Loss on fair value change of investments	-	(20,132)	-	(20,132)

Income (loss) before income tax expenses	42,552	(40,528)	-	2,024

Income tax benefits (expenses)	2,108	(1,303)	-	805

Income (loss) before share of loss in equity method investments, net of income taxes	44,660	(41,831)	-	2,829

Share of loss in equity method investments, net of income taxes	-	(35,689)	-	(35,689)

Net income (loss) from continuing operations	44,660	(77,520)	-	(32,860)

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2022

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	1,386	3,159	4,545
Research and development expenses	4,629	1,781	6,410
Sales and marketing expenses	77	174	251
General and administrative expenses	1,443	1,887	3,330

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2022

	Bigo	All other	Total
	US$	US$	US$

Operating income (loss)	45,194	(38,857)	6,337
Share-based compensation expenses	7,535	7,001	14,536
Amortization of intangible assets from business acquisitions	11,225	1,184	12,409

Non-GAAP operating income (loss)	63,954	(30,672)	33,282

Net income (loss) from continuing operations	44,660	(77,520)	(32,860)
Share-based compensation expenses	7,535	7,001	14,536
Amortization of intangible assets from business acquisitions	11,225	1,184	12,409
Loss on fair value change of investments	-	20,132	20,132
Gain on disposal and deemed disposal of investments	-	(1,918)	(1,918)
Reconciling items on the share of equity method investments	-	11,143	11,143
Gain on extinguishment of debt and derivative	-	(2,115)	(2,115)
Interest expenses related to the convertible bonds’ amortization to face value	-	629	629
Income tax effects on non-GAAP adjustments	(3,517)	(1,001)	(4,518)

Non-GAAP net income (loss) from continuing operations	59,903	(42,465)	17,438

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2021

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	548,764	72,104	-	620,868
Others	27,365	15,543	(67)	42,841

Total net revenues	576,129	87,647	(67)	663,709

Cost of revenues(2)	(369,437)	(70,817)	67	(440,187)

Gross profit	206,692	16,830	-	223,522

Operating expenses(2)
Research and development expenses	(17,828)	(11,478)	-	(29,306)
Sales and marketing expenses	(91,836)	(20,741)	-	(112,577)
General and administrative expenses	(9,353)	(16,990)	-	(26,343)

Total operating expenses	(119,017)	(49,209)	-	(168,226)

Other income	1,208	4,069	-	5,277

Operating income (loss)	88,883	(28,310)	-	60,573

Interest expenses	(558)	(3,264)	557	(3,265)
Interest income and investment income	677	21,152	(557)	21,272
Foreign currency exchange (losses) gains, net	(3,128)	945	-	(2,183)
Gain on extinguishment of debt and derivative	-	4,024	-	4,024
Loss on disposal and deemed disposal of investments	-	(2,073)	-	(2,073)
Gain on fair value change of investments	-	13,106	-	13,106

Income before income tax expenses	85,874	5,580	-	91,454

Income tax expenses	(2,543)	(538)	-	(3,081)

Income before share of loss in equity method investments, net of income taxes	83,331	5,042	-	88,373

Share of loss in equity method investments, net of income taxes	-	(20,288)	-	(20,288)

Net income (loss) from continuing operations	83,331	(15,246)	-	68,085

(1)	The elimination mainly consists of revenues and expenses generated from services among Bigo and all other segments, and interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2021

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	1,318	654	1,972
Research and development expenses	3,526	2,285	5,811
Sales and marketing expenses	136	147	283
General and administrative expenses	1,250	1,210	2,460

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2021

	Bigo	All other	Total
	US$	US$	US$

Operating income (loss)	88,883	(28,310)	60,573
Share-based compensation expenses	6,230	4,296	10,526
Amortization of intangible assets from business acquisitions	11,225	1,176	12,401

Non-GAAP operating income (loss)	106,338	(22,838)	83,500

Net income (loss) from continuing operations	83,331	(15,246)	68,085
Share-based compensation expenses	6,230	4,296	10,526
Amortization of intangible assets from business acquisitions	11,225	1,176	12,401
Gain on fair value change of investments	-	(13,106)	(13,106)
Loss on disposal and deemed disposal of investments	-	2,073	2,073
Reconciling items on the share of equity method investments	-	13,313	13,313
Gain on extinguishment of debt and derivative	-	(4,024)	(4,024)
Interest expenses related to the convertible bonds’ amortization to face value	-	616	616
Income tax effects on non-GAAP adjustments	2,674	822	3,496

Non-GAAP net income (loss) from continuing operations	103,460	(10,080)	93,380

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2021

	Bigo	All other(1)	Elimination(2)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	561,386	52,747	-	614,133
Others	19,723	9,227	-	28,950

Total net revenues	581,109	61,974	-	643,083

Cost of revenues(3)	(389,858)	(53,072)	-	(442,930)

Gross profit	191,251	8,902	-	200,153
Operating expenses(3)
Research and development expenses	(62,427)	(24,578)	-	(87,005)
Sales and marketing expenses	(125,022)	(12,382)	-	(137,404)
General and administrative expenses	(32,641)	(21,959)	-	(54,600)

Total operating expenses	(220,090)	(58,919)	-	(279,009)

Other income	435	5,383	-	5,818

Operating loss	(28,404)	(44,634)	-	(73,038)

Interest expenses	(1,885)	(3,464)	1,191	(4,158)
Interest income and investment income	50	23,151	(1,191)	22,010
Foreign currency exchange losses, net	(1,267)	(242)	-	(1,509)
Loss on extinguishment of debt and derivative	(8)	(375)	-	(383)
Gain on disposal and deemed disposal of investments	-	4,343	-	4,343
Loss on fair value change of investments	-	(15,151)	-	(15,151)

Loss before income tax expenses	(31,514)	(36,372)	-	(67,886)

Income tax expenses	(4,511)	(11,238)	-	(15,749)

Loss before share of loss in equity method investments, net of income taxes	(36,025)	(47,610)	-	(83,635)

Share of loss in equity method investments, net of income taxes	-	(5,451)	-	(5,451)

Net loss from continuing operations	(36,025)	(53,061)	-	(89,086)

(1)	As a result of the definitive agreements entered into with Baidu on the sale of YY Live, YY Live is represented as discontinued operations. YY segment is renamed as "all other" segment and has been recast to exclude the financial numbers of YY Live.

(2)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2021

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	1,411	77	1,488
Research and development expenses	6,585	(1,583)	5,002
Sales and marketing expenses	317	132	449
General and administrative expenses	15,403	716	16,119

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2021

	Bigo	All other	Total
	US$	US$	US$

Operating loss	(28,404)	(44,634)	(73,038)
Share-based compensation expenses	23,716	(658)	23,058
Amortization of intangible assets from business acquisitions	20,200	103	20,303

Non-GAAP operating income (loss)	15,512	(45,189)	(29,677)

Net loss from continuing operations	(36,025)	(53,061)	(89,086)
Share-based compensation expenses	23,716	(658)	23,058
Amortization of intangible assets from business acquisitions	20,200	103	20,303
Loss on fair value change of investments	-	15,151	15,151
Gain on disposal and deemed disposal of investments	-	(4,343)	(4,343)
Reconciling items on the share of equity method investments	-	7,364	7,364
Loss on extinguishment of debt and derivative	8	375	383
Interest expenses related to the convertible bonds’ amortization to face value	-	694	694
Income tax effects on non-GAAP adjustments	1,566	(973)	593

Non-GAAP net income (loss) from continuing operations	9,465	(35,348)	(25,883)